Mail Stop 3561

April 15, 2008

Nathan Schlenker
Chief Financial Officer
Atlantic Express Transportation Corp.
7 North Street
Staten Island, New York 10302

> RE: Atlantic Express Transportation Corp.
> Form 10-K for the fiscal year ended June 30, 2007
> File No. 000-24247

Dear Mr. Schlenker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amanda McManus
Branch Chief – Legal